October 25, 2024

United States Securities and Exchange Commission

Division of Corporate Finance

Office of Real Estate & Construction	via EDGAR Correspondence

100 F Street NE

Washington, D.C. 20549

Attention: Ronald Alper

RE:	Dakota Real Estate Investment Trust

Offering Statement on Form 1-A

SEC File No. 024-12473

Clearance Declaration Request

Mr. Alper:

Dakota Real Estate Investment Trust (“Dakota REIT”) requests that the Securities and Exchange Commission (the “SEC”) take such action as is necessary to declare the above referenced Offering Statement qualified as soon as noon Eastern Time on October 28, 2024.

As our legal counsel has communicated to you: (i) the Offering Statement has been submitted for qualification only with the Arizona Securities Division (for all other states where Dakota REIT has shareholders who or which have elected to participate in the Distribution Reinvestment Plan have exemptions from registration as an offering to existing equity holders); and (ii) we have not, and will not, engage any broker dealer to solicit participation of our shareholders in the offering such that there is no need to have FINRA advise you that it has no objections to the compensation arrangements.

We hereby confirm the foregoing. With respect to the qualification or registration for shareholders residing or domiciled in Arizona please understand that Dakota REIT has been advised by staff of the Arizona Securities Division that their review of our application for registration has been completed and they are prepared to make our registration effective. You may confirm this by telephoning the examiner, Hannah Rodriguez (her telephone number is 602-542-1426). With respect to no objection by FINRA; as the offering is to existing shareholders of shares in lieu of payment of cash distributions under the Dakota REIT Distribution Reinvestment Plan, no FINRA members are engaged to solicit participation in such plan and no compensation will be paid with respect to issuance of shares under such plan.

Dakota REIT acknowledges that:

●	Should the Offering Statement be declared qualified, such will not foreclose the SEC from taking any action with respect to the Offering Statement;

●	The declaration of the Offering Statement as qualified does not relieve Dakota REIT from its responsibilities for the adequacy and accuracy of the disclosures contained in the Offering Circular included in the Offering Statement; and

●	Dakota REIT may not assert the lack of further comment by SEC staff on the Offering Statement or the declaration of qualification of the Offering Statement as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Dakota REIT undertakes to offer and issue shares contemplated by the Offering Statement only in such states where such offering and sale are registered or qualified under applicable state securities laws. Dakota REIT requests that it be notified of the requested qualification by telephone call or email to its legal counsel, Randy Sparling at (612) 242-8858 and rsparling57@gmail.com.

Very truly yours,

Dakota Real Estate Trust, Inc.

/s/ Matthew Pedersen
Matthew Pedersen
President and Chief Executive Officer

3003 32nd Ave. S. Fargo, ND 58103 / Phone 701-239-6879 / Fax 701-239-3317